UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DOR BioPharma, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

258094101
(CUSIP Number)

January 20, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-l(b)

[ X ] Rule 13d-l(c)

[	] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258094101

________________________________________________________________________________________________________

1.	Names of Reporting Persons. Biotex Pharma Investments, LLC
I.R.S.	Identification Nos. of above persons (entities only).

________________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

________________________________________________________________________________________________________

3.	SEC Use Only

________________________________________________________________________________________________________

4.	Citizenship or Place of Organization Delaware

________________________________________________________________________________________________________

Number of	5. Sole Voting Power	20,000,000
Shares Bene-	________________________________________________________________________________________
ficially by	6. Shared Voting Power	0
Owned by Each	________________________________________________________________________________________
Reporting	7. Sole Dispositive Power 20,000,000
Person With:	________________________________________________________________________________________

8.	Shared Dispositive Power 0

________________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount in Row (9)
11.97% (based on 167,070,944 shares of common stock outstanding as of May 10, 2009, as reported in the Issuer's annual report on Form 10-K, for the fiscal year ended December 31, 1008 filed with the Securities and Exchange Commission on March 30, 2009.

________________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer	DOR BioPharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices	29 Emmons Drive, Suite C-10, Princeton, NJ 08540

Item 2.

(a)	Name of Person Filing	Biotex Pharma Investments, LLC

(b)	Address of Principal Business Office or, if none, Residence

Biotex Pharma Investments, LLC

220 W. 42nd Street, 6th Floor

New York, NY 10036

(c)	Citizenship	Biotex Pharma Investments, LLC is a Delaware limited liability company

(d)	Title of Class of Securities	Common Stock, par value $0.001 (the "Shares")

(e)	CUSIP Number	258094101

Item 3. If this statement is filed pursuant to §~240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 20,000,000

(b) Percent of class: 11.97%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	20,000,000
(ii)	Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	20,000,000
(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2009	BIOTEX PHARMA INVESTMENTS, LLC

By: /s/ Robert Kessler
Name: Robert Kessler
Title: Member